

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2021

Joseph DiPietro
Controller and Treasurer
Ocean Power Technologies, Inc.
28 Engelhard Drive, Suite B
Monroe Township, New Jersey 08831

       Re: Ocean Power Technologies, Inc.
           Registration Statement on Form S-3
           Filed November 19, 2021
           File No. 333-261240

Dear Mr. DiPietro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell, Law Clerk, at 202-551-5351 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Energy & Transportation

cc: Kevin Poli